Japanese-language Quarterly Securities Report for the periods ended December 31,2008, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 12, 2009, and which includes the following:

        I.     Corporate information

               A. Corporate overview
                  1. History of changes in major business indices
                  2. Overview of business
                  3. Associated companies
                  4. Employee information

               B. Business
                  1. Production, orders and sales
                  2. Material contracts
                  3. Analysis of financial results and position

               C. Capital assets

               D. Company information
                  1. Share information
                     a. Total number of shares
                     b. Stock acquisition rights
                     c. Rights Plan
                     d. Number of shares outstanding, changes in capital stock
                     e. Major shareholders
                     f. Voting rights
                  2. Changes in share price
                  3. Directors and corporate auditors

               E. Financial information
                  1. Quarterly consolidated financial statements and notes
                  2. Other

        II.    Information on Guarantors

        Auditors Quarterly Review Report

        Certificate